UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Cosan Limited

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

G25353 107

(CUSIP Number)

Mr. Rubens Ometto Silveira Mello

Av. Juscelino Kubitschek, 1327 – 4th floor

São Paulo, SP 04543-011, Brazil

(55)(11) 3897-9797

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G25353 107
1.	Names of Reporting Persons. Queluz Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,514,418 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,514,418 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,433,168 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.13% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of October 10, 2016.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. MSOR Participações S/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,514,418 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,514,418 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,250 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.04% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of October 10, 2016.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. Usina Bom Jesus S/A Açúcar e Álcool
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,514,418 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,514,418 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,000 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.15% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of October 10, 2016.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. Rio das Pedras Ações
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,514,418 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,514,418 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of October 10, 2016.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated by the following:

Changes in beneficial ownership of the Shares covered by the Schedule 13D have occurred since the date of the filing of Amendment No. 5 to the Schedule 13D on June 10, 2016. This Amendment No. 6 to the Schedule 13D is being filed to disclose changes in the beneficial ownership of Shares by Mr. Rubens Ometto Silveira Mello. Transactions in the Shares effected by Queluz Holdings Limited (“Queluz”) on behalf of Mr. Mello, which were all conducted through brokers in the open market using cash on hand, are set forth on Schedule B and are incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is amended by the addition of the following:

This Amendment No. 6 to the Schedule 13D is being filed to disclose changes in beneficial ownership of the Shares covered by the Schedule 13D that have occurred since the date of the filing of Amendment No. 5 to the Schedule 13D on June 10, 2016. Transactions in the Shares effected by Queluz on behalf of Mr. Mello, which were all conducted through brokers in the open market, are set forth on Schedule B and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is amended by the following:

(a) – (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act:

(i) Queluz beneficially owns, and has shared power to vote or dispose of 12,433,168 Shares, representing 7.13% of the outstanding Shares of the Issuer;

(ii) MSOR beneficially owns, and has shared power to vote or dispose of 1,811,250 Shares, representing 1.04% of the outstanding Shares of the Issuer;

(iii) Bom Jesus beneficially owns, and has shared power to vote or dispose of 255,000 Shares, representing 0.15% of the outstanding Shares of the Issuer; and

(iv) Rio das Pedras Ações beneficially owns, and has shared power to vote or dispose of 15,000 Shares, representing 0.01% of the outstanding Shares of the Issuer.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

(c) This Amendment No. 6 to the Schedule 13D is being filed to disclose changes in beneficial ownership of the Shares covered by the Schedule 13D that have occurred since the date of the filing of Amendment No. 5 to the Schedule 13D on June 10, 2016. Transactions in the Shares effected by Queluz on behalf of Mr. Mello, which were all conducted through brokers in the open market, are set forth on Schedule B and are incorporated herein by reference.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to be Filed as Exhibits

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUELUZ HOLDINGS LIMITED

October 21, 2016
Date

/s/ Rubens Ometto Silveira Mello	/s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

MSOR PARTICIPAÇÕES S/A

October 21, 2016
Date

/s/ Rubens Ometto Silveira Mello	/s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

USINA BOM JESUS S/A AÇÚCAR E ÁLCOOL

October 21, 2016
Date

/s/ Rubens Ometto Silveira Mello	/s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

RIO DAS PEDRAS AÇÕES

October 21, 2016
Date

/s/ Rubens Ometto Silveira Mello	/s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

SCHEDULE A-1

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
QUELUZ HOLDINGS LIMITED

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Queluz Holdings Limited (“Queluz”) are set forth below. If no business address is given, the director’s or officer’s business address is Av. Juscelino Kubitschek, 1327 – 4th floor, São Paulo, SP 04543-011, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Queluz. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Vice President
Celso Renato Geraldin	Director and Vice President

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-2

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF MSOR PARTICIPAÇÕES S/A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of MSOR Participações S/A (“MSOR”) are set forth below. If no business address is given, the director’s or officer’s business address is Av. Juscelino Kubitschek, 1327 – 4th floor, São Paulo, SP 04543-011, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSOR. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Vice President
Celso Renato Geraldin	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-3

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
USINA BOM JESUS S/A AÇÚCAR E ÁLCOOL

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Usina Bom Jesus S/A Açúcar e Álcool (“Bom Jesus”) are set forth below. If no business address is given, the director’s or officer’s business address is Av. Juscelino Kubitschek, 1327 – 4th floor, São Paulo, SP 04543-011, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Bom Jesus. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Executive Officer
Celso Renato Geraldin	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-4

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
RIO DAS PEDRAS AÇÕES

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Rio das Pedras Ações (“Rio das Pedras”) are set forth below. If no business address is given, the director’s or officer’s business address is Rua Cezira Giovanoni Moretti 955, 2nd floor, room 09, Piracicaba, SP, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Rio das Pedras. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Executive Officer
Sylvio Klein Trompowsky Heck	Director and Executive Officer
Celso Renato Geraldin	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.

1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person within the last sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
June 27, 2016	38,075	5.7791
September 26, 2016	213,236	6.8902
September 27, 2016	166,350	6.8945
September 28, 2016	251,625	7.0442
September 29, 2016	173,506	7.0743
September 30, 2016	162,782	7.1623
October 3, 2016	159,857	7.3111
October 4, 2016	219,474	7.3499
October 5, 2016	225,841	7.5288
October 6, 2016	319,025	7.8560
October 7, 2016	321,737	7.9877
October 10, 2016	186,617	7.9994
October 11, 2016	99,950	7.9483